        STATEMENTS

Exhibit 99.2

Condensed Consolidated Balance Sheets

(CDN$ thousands) unaudited	Note	March 31, 2018	December 31, 2017
Assets
Current Assets
Cash and cash equivalents		$396,395	$346,548
Accounts receivable	4	135,988	130,576
Deferred financial assets	15	2,561	3,852
Other current assets		4,282	5,902
		539,226	486,878
Property, plant and equipment:
Oil and natural gas properties (full cost method)	5	1,005,222	889,967
Other capital assets, net	5	10,673	10,064
Property, plant and equipment		1,015,895	900,031
Goodwill		643,553	638,878
Deferred income tax asset	13	566,317	569,937
Income tax receivable	13	51,356	50,108
Total Assets		$2,816,347	$2,645,832

Liabilities
Current liabilities
Accounts payable	7	$272,039	$213,978
Dividends payable		2,448	2,421
Current portion of long-term debt	8	28,345	27,656
Deferred financial liabilities	15	50,153	28,642
		352,985	272,697
Deferred financial liabilities	15	16,727	9,907
Long-term debt	8	660,028	644,723
Asset retirement obligation	9	118,645	117,736
		795,400	772,366
Total Liabilities		1,148,385	1,045,063

Shareholders’ Equity
Share capital – authorized unlimited common shares, no par value Issued and outstanding: March 31, 2018 – 245 million shares December 31, 2017 – 242 million shares	14	3,411,878	3,386,946
Paid-in capital		60,951	75,375
Accumulated deficit		(2,102,359)	(2,124,676)
Accumulated other comprehensive income/(loss)		297,492	263,124
		1,667,962	1,600,769
Total Liabilities & Shareholders' Equity		$2,816,347	$2,645,832

Contingencies	16

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

22               ENERPLUS 2018 Q1 REPORT

Condensed Consolidated Statements of Income/(Loss) and Comprehensive Income/(Loss)

		Three months ended
		March 31,
(CDN$ thousands, except per share amounts) unaudited	Note	2018	2017
Revenues
Oil and natural gas sales, net of royalties	10	$265,020	$227,816
Commodity derivative instruments gain/(loss)	15	(20,464)	57,562
		244,556	285,378
Expenses
Operating		53,761	50,381
Transportation		26,921	29,628
Production taxes		16,135	10,364
General and administrative	11	23,224	23,493
Depletion, depreciation and accretion		64,046	60,580
Interest		9,103	10,141
Foreign exchange (gain)/loss	12	10,371	(3,858)
Other expense/(income)		(1,183)	(485)
		202,378	180,244
Income/(Loss) before taxes		42,178	105,134
Current income tax expense/(recovery)	13	66	74
Deferred income tax expense/(recovery)	13	12,475	28,767
Net Income/(Loss)		$29,637	$76,293

Other Comprehensive Income/(Loss)
Change in cumulative translation adjustment		34,368	(10,302)
Total Comprehensive Income/(Loss)		$64,005	$65,991

Net income/(Loss) per share
Basic	14	$0.12	$0.32
Diluted	14	$0.12	$0.31

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

ENERPLUS 2018 Q1 REPORT              23

Condensed Consolidated Statements of Changes in Shareholders’ Equity

	Three months ended
	March 31,
(CDN$ thousands) unaudited	2018	2017
Share Capital
Balance, beginning of year	$3,386,946	$3,365,962
Share-based compensation – settled	23,389	20,984
Stock Option Plan - cash	1,429	—
Stock Option Plan - exercised	114	—
Balance, end of period	$3,411,878	$3,386,946

Paid-in Capital
Balance, beginning of year	$75,375	$73,783
Share-based compensation – settled	(23,389)	(20,984)
Share-based compensation – non-cash	9,079	8,120
Stock Option Plan - exercised	(114)	—
Balance, end of period	$60,951	$60,919

Accumulated Deficit
Balance, beginning of year	$(2,124,676)	$(2,332,641)
Net income/(loss)	29,637	76,293
Dividends declared	(7,320)	(7,242)
Balance, end of period	$(2,102,359)	$(2,263,590)

Accumulated Other Comprehensive Income/(Loss)
Balance, beginning of year	$263,124	$353,401
Change in cumulative translation adjustment	34,368	(10,302)
Balance, end of period	$297,492	$343,099
Total Shareholders’ Equity	$1,667,962	$1,527,374

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

24               ENERPLUS 2018 Q1 REPORT

Condensed Consolidated Statements of Cash Flows

		Three months ended
		March 31,
(CDN$ thousands) unaudited	Note	2018	2017
Operating Activities
Net income/(loss)		$29,637	$76,293
Non-cash items add/(deduct):
Depletion, depreciation and accretion		64,046	60,580
Changes in fair value of derivative instruments	15	29,622	(49,929)
Deferred income tax expense/(recovery)	13	12,475	28,767
Foreign exchange (gain)/loss on debt and working capital	12	17,649	(3,911)
Share-based compensation	14	9,079	8,120
Translation of U.S. dollar cash held in Canada	12	(7,346)	—
Asset retirement obligation expenditures	9	(3,331)	(2,541)
Changes in non-cash operating working capital	17	7,469	10,544
Cash flow from/(used in) operating activities		159,300	127,923

Financing Activities
Dividends	17	(7,294)	(7,226)
Bank credit facility		—	(19,229)
Proceeds from the issuance of shares	14	1,429	—
Cash flow from/(used in) financing activities		(5,865)	(26,455)

Investing Activities
Capital and office expenditures	17	(108,212)	(94,171)
Property and land acquisitions		(6,190)	(2,536)
Property divestments		888	(899)
Cash flow from/(used in) investing activities		(113,514)	(97,606)
Effect of exchange rate changes on cash and cash equivalents		9,926	(3,569)
Change in cash and cash equivalents		49,847	293
Cash and cash equivalents, beginning of period		346,548	393,305
Cash and cash equivalents, end of period		$396,395	$393,598

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

ENERPLUS 2018 Q1 REPORT              25

        NOTES

Notes to Condensed Consolidated Financial Statements

(unaudited)

1)REPORTING ENTITY

These interim Condensed Consolidated Financial Statements (“interim Consolidated Financial Statements”) and notes present the financial position and results of Enerplus Corporation (“The Company” or “Enerplus”) including its Canadian and U.S. subsidiaries. Enerplus is a North American crude oil and natural gas exploration and development company. Enerplus is publicly traded on the Toronto and New York stock exchanges under the ticker symbol ERF. Enerplus’ head office is located in Calgary, Alberta, Canada.

2)BASIS OF PREPARATION

Enerplus’ interim Consolidated Financial Statements present its results of operations and financial position under accounting principles generally accepted in the United States of America (“U.S. GAAP”) for the three months ended March 31, 2018 and the 2017 comparative periods. Certain information and notes normally included with the annual audited Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, these interim Condensed Consolidated Financial Statements should be read in conjunction with Enerplus’ audited Consolidated Financial Statements as of December 31, 2017. There are no differences in the use of estimates or judgments between these interim Condensed Consolidated Financial Statements and the audited Consolidated Financial Statements and notes thereto for the year ended December 31, 2017.

These unaudited interim Consolidated Financial Statements reflect, in the opinion of Management, all normal and recurring adjustments necessary to present fairly the financial position and results of the Company as at and for the periods presented.

3)   ACCOUNTING POLICY CHANGES

a) Recently adopted accounting standards

Enerplus adopted ASC 606 Revenue from contracts with customers effective January 1, 2018 as detailed below. Enerplus used the modified retrospective method to adopt the new standard, with ASC 606 applied to all contracts not yet completed as of the date of adoption and the cumulative effect on comparative periods reflected as an adjustment to opening retained earnings. The adoption of the new standard had no impact on the interim Consolidated Financial Statements, with the exception of the additional disclosures which are detailed in Note 10.

Revenue from the sale of crude oil, natural gas and natural gas liquids is measured based on the consideration specified in contracts with customers, net of sales and other similar taxes. Enerplus recognizes revenue when it satisfies a performance obligation by transferring control of the product to a customer. This is generally at the time the customer obtains legal title to the product and when it is physically transferred to the contractual delivery points.

Enerplus evaluates its arrangements with third parties and partners to determine if the Company acts as the principal or as an agent.  In making this evaluation, management considers if Enerplus retains control of the product being delivered to the end customer. As part of this assessment, management considers whether the Company retains the economic benefits associated with the good being delivered to the end customer. Management also considers whether the Company has the primary responsibility for the delivery of the product, the ability to establish prices or the inventory risk. If Enerplus acts in the capacity of an agent rather than as a principal in a transaction, then the revenue is recognized on a net basis, only reflecting the fee, if any, realized by the Company from the transaction.

26               ENERPLUS 2018 Q1 REPORT

b) Future accounting changes

In future accounting periods, the Company will adopt the following Accounting Standards Updates (“ASU”) issued by the Financial Accounting Standards Board (“FASB”):

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The ASU introduced a lessee accounting model that requires lessees to recognize a right-of-use asset and related lease liability on the balance sheet for all leases, including operating leases. The standard does not apply to oil and gas exploration rights, intangible assets or inventory. The new standard also expands disclosures related to the amount, timing and uncertainty of cash flows arising from leases. The standard will be applied using a modified retrospective approach and provides for certain practical expedients at the date of adoption. The ASU is effective January 1, 2019. Enerplus does not expect to early adopt the standard. The Company is currently reviewing existing contracts to determine the impact to the Consolidated Financial Statements of adopting the new standard. The Company is also addressing system and process changes necessary to compile the information to meet the recognition and disclosure requirements of the new standard.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326). The ASU significantly changes how entities measure credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. The new guidance amends the impairment model of financial instruments basing it on expected losses rather than incurred losses. These expected credit losses will be recognized as an allowance rather than a direct write down of the amortized cost basis. The new guidance is effective January 1, 2020, and will be applied using a modified retrospective approach. Enerplus does not expect to early adopt the standard and continues to assess the impact it will have on the Consolidated Financial Statements.

In January 2017, the FASB issued ASU 2017-04, Intangibles – Goodwill and Other: Simplifying the Test for Goodwill Impairment (Topic 350). This standard eliminates Step 2 of the goodwill impairment test and requires a goodwill impairment charge for the amount that the carrying amount of the reporting unit exceeds the reporting unit’s fair value. The updated guidance is effective January 1, 2020, and will be applied prospectively. Enerplus does not expect to early adopt the standard. The amended standard may affect goodwill impairment tests past the adoption date, the impact of which is not known.

In August 2017, the FASB issued ASU 2017-12, Derivatives and Hedging (Topic 815), making more hedging strategies eligible for hedge accounting. The new guidance is effective January 1, 2019, and will be applied prospectively. Hedge accounting continues to be an elective accounting policy choice. Enerplus does not currently apply hedge accounting. Enerplus is currently assessing the impact ASU 2017-12 would have on the Consolidated Financial Statements should it elect to apply hedge accounting.

4)ACCOUNTS RECEIVABLE

($ thousands)	March 31, 2018	December 31, 2017
Accrued revenue	$112,407	$102,051
Accounts receivable – trade	25,846	30,787
Current income tax receivable	1,210	1,190
Allowance for doubtful accounts	(3,475)	(3,452)
Total accounts receivable, net of allowance for doubtful accounts	$135,988	$130,576

5)PROPERTY, PLANT AND EQUIPMENT (“PP&E”)

		Accumulated Depletion,
As of March 31, 2018		Depreciation, and
($ thousands)	Cost	Impairment	Net Book Value
Oil and natural gas properties	$13,929,294	$(12,924,072)	$1,005,222
Other capital assets	109,401	(98,728)	10,673
Total PP&E	$14,038,695	$(13,022,800)	$1,015,895

		Accumulated Depletion,
As of December 31, 2017		Depreciation, and
($ thousands)	Cost	Impairment	Net Book Value
Oil and natural gas properties	$13,622,266	$(12,732,299)	$889,967
Other capital assets	107,582	(97,518)	10,064
Total PP&E	$13,729,848	$(12,829,817)	$900,031

ENERPLUS 2018 Q1 REPORT              27

6)ASSET IMPAIRMENT

There was no impairment recorded for the three months ended March 31, 2018 and 2017.

The following table outlines the 12-month average trailing benchmark prices and exchange rates used in Enerplus’ ceiling tests from March 31, 2017 through March 31, 2018:

					AECO Natural
	WTI Crude Oil	Exchange Rate	Edm Light Crude	U.S. Henry Hub	Gas Spot
Period	US$/bbl	US$/CDN$	CDN$/bbl	Gas US$/Mcf	CDN$/Mcf
Q1 2018	$53.49	1.28	$64.57	$3.00	$2.17
Q4 2017	51.34	1.30	63.57	2.98	2.32
Q3 2017	49.81	1.32	61.63	3.05	2.66
Q2 2017	48.95	1.33	60.79	3.05	2.79
Q1 2017	47.61	1.31	58.02	2.77	2.41

7)ACCOUNTS PAYABLE

($ thousands)	March 31, 2018	December 31, 2017
Accrued payables	$141,569	$96,743
Accounts payable - trade	130,470	117,235
Total accounts payable	$272,039	$213,978

8)DEBT

($ thousands)	March 31, 2018	December 31, 2017
Current:
Senior notes	$28,345	$27,656
Long-term:
Bank credit facility	$—	$—
Senior notes	660,028	644,723
Total debt	$688,373	$672,379

The terms and rates of the Company’s outstanding senior notes are provided below:

				Original	Remaining	CDN$ Carrying
	Interest		Coupon	Principal	Principal	Value
Issue Date	Payment Dates	Principal Repayment	Rate	($ thousands)	($ thousands)	($ thousands)
September 3, 2014	March 3 and Sept 3	5 equal annual installments beginning September 3, 2022	3.79%	US$200,000	US$105,000	$135,283
May 15, 2012	May 15 and Nov 15	Bullet payment on May 15, 2019	4.34%	CDN$30,000	CDN$30,000	30,000
May 15, 2012	May 15 and Nov 15	Bullet payment on May 15, 2022	4.40%	US$20,000	US$20,000	25,768
May 15, 2012	May 15 and Nov 15	5 equal annual installments beginning May 15, 2020	4.40%	US$355,000	US$298,000	383,943
June 18, 2009	June 18 and Dec 18	4 equal annual installments June 18, 2018 - 2021	7.97%	US$225,000	US$88,000	113,379
			Total carrying value			$688,373

9)ASSET RETIREMENT OBLIGATION

	Three months ended	Year ended
($ thousands)	March 31, 2018	December 31, 2017
Balance, beginning of year	$117,736	$181,700
Change in estimates	6,158	13,064
Property acquisitions and development activity	325	1,322
Dispositions	(3,718)	(72,306)
Settlements	(3,331)	(12,907)
Accretion expense	1,475	6,863
Balance, end of period	$118,645	$117,736

Enerplus has estimated the present value of its asset retirement obligation to be $118.6 million at March 31, 2018 based on a total undiscounted liability of $318.7 million (December 31, 2017  – $117.7 million and $318.8 million, respectively). The asset retirement obligation was calculated using a weighted credit-adjusted risk-free rate of 5.70% (December 31, 2017  – 5.73%).

28               ENERPLUS 2018 Q1 REPORT

10)OIL AND NATURAL GAS SALES

	Three months ended March 31,
($ thousands)	2018	2017
Oil and natural gas sales	$328,552	$277,745
Royalties(1)	(63,532)	(49,929)
Oil and natural gas sales, net of royalties	$265,020	$227,816
(1)	Royalties above do not include production taxes which are reported separately on the Condensed Consolidated Statements of Income/(Loss).

Oil and natural gas revenue by country and by product for the three months ended March 31, 2018 are as follows:

($ thousands)	Total revenue, net of royalties(1)	Crude oil(2)	Natural gas(2)	Natural gas liquids(2)	Other(3)
Canada	$50,774	$35,985	$9,640	$4,059	$1,090
United States	214,246	151,224	58,595	4,427	—
Total	$265,020	$187,209	$68,235	$8,486	$1,090
(1)	Royalties above do not include production taxes which are reported separately on the Condensed Consolidated Statements of Income/(Loss).
(2)	U.S. sales of crude oil and natural gas relate primarily to our North Dakota and Marcellus properties, respectively. Canadian crude oil sales relate primarily to our waterflood properties.
(3)	Includes third party processing income.

Enerplus sells the majority of its production pursuant to variable-price contracts. The transaction price for variable priced contracts is based on the commodity price, adjusted for quality, location or other factors, whereby each component of the pricing formula can be either fixed or variable, depending on the contract terms. Under the contracts, the Company is required to deliver a fixed or variable volume of crude oil, natural gas liquids or natural gas to the contract counterparty. Revenue is recognized when a unit of production is delivered to the contract counterparty. The amount of revenue recognized is based on the agreed transaction price, and any variability in revenue relates to the Company’s ability to deliver product. As a result, revenue is allocated to the production delivered in the period.

Crude oil, natural gas and natural gas liquids are sold under contracts of varying terms, including multi-year contracts. Revenues are typically collected in the month following production.

11)GENERAL AND ADMINISTRATIVE EXPENSE

	Three months ended March 31,
($ thousands)	2018	2017
General and administrative expense	$13,205	$14,271
Share-based compensation expense(1)	10,019	9,222
General and administrative expense	$23,224	$23,493

(1)	Includes cash and non-cash share-based compensation.

12)FOREIGN EXCHANGE

	Three months ended March 31,
($ thousands)	2018	2017
Realized:
Foreign exchange (gain)/loss	$68	$53
Translation of U.S. dollar cash held in Canada (gain)/loss	(7,346)	—
Unrealized:
Translation of U.S. dollar debt and working capital (gain)/loss	17,649	(3,911)
Foreign exchange (gain)/loss	$10,371	$(3,858)

ENERPLUS 2018 Q1 REPORT              29

13)INCOME TAXES

	Three months ended March 31,
($ thousands)	2018	2017
Current tax expense/(recovery)
United States	$66	$74
Deferred tax expense/(recovery)
Canada	$(5,510)	$13,619
United States	17,985	15,148
	12,475	28,767
Income tax expense/(recovery)	$12,541	$28,841

The difference between the expected income taxes based on the statutory income tax rate and the effective income taxes for the current and prior period is impacted by the following: expected annual earnings, recognition or reversal of valuation allowance, foreign rate differentials for foreign operations, statutory and other rate differentials, non-taxable portions of capital gains and losses, and non-deductible share-based compensation. Our overall net deferred income tax asset was $566.3 million at March 31, 2018 (December 31, 2017 - $569.9 million).

At March 31, 2018, the Company had a  $51.4 million income tax receivable related to the portion of the U.S. Alternative Minimum Tax (“AMT”) refund expected to be realized in 2018  (December 31, 2017 - $50.1 million).

14)SHAREHOLDERS’ EQUITY

a)Share Capital

	Three months ended		Year ended
	March 31, 2018		December 31, 2017
Authorized unlimited number of common shares issued: (thousands)	Shares	Amount	Shares	Amount
Balance, beginning of year	242,129	$3,386,946	240,483	$3,365,962

Issued for cash:
Stock Option Plan	105	1,429	—	—

Non-cash:
Share-based compensation – settled	2,539	23,389	1,646	20,984
Stock Option Plan - exercised	—	114	—	—
Balance, end of period	244,773	$3,411,878	242,129	$3,386,946

Dividends declared to shareholders for the three months ended March 31, 2018 was $7.3 million (2017 - $7.2 million).

b)   Share-based Compensation

The following table summarizes Enerplus’ share-based compensation expense, which is included in General and Administrative expense on the Consolidated Statements of Income/(Loss):

	Three months ended March 31,
($ thousands)	2018	2017
Cash:
Long-term incentive plans expense	$1,946	$155
Non-cash:
Long-term incentive plans	9,079	8,120
Equity swap (gain)/loss	(1,006)	947
Share-based compensation expense	$10,019	$9,222

30               ENERPLUS 2018 Q1 REPORT

i)Long-term Incentive (“LTI”) Plans

The following table summarizes the Performance Share Unit (“PSU”), Restricted Share Unit (“RSU”) and Deferred Share Unit (“DSU”) plan activity for the three months ended March 31, 2018:

For the three months ended March 31, 2018	Cash-settled LTI plans	Equity-settled LTI plans		Total
(thousands of units)	DSU	PSU	RSU
Balance, beginning of year	368	2,713	2,109	5,190
Granted	76	1,449	790	2,315
Vested	—	(1,459)	(1,080)	(2,539)
Forfeited	—	—	(25)	(25)
Balance, end of period	444	2,703	1,794	4,941

Cash-settled LTI Plans

For the three months ended March 31, 2018, the Company recorded cash share-based compensation expense of $1.9 million (March 31, 2017 - $0.2 million). For the three months ended March 31, 2018, the Company made cash payments of nil related to its cash-settled plans (March 31, 2017 – $0.1 million).

As of March 31, 2018, a liability of $6.4 million (December 31, 2017 - $4.5 million) with respect to the DSU plan has been recorded to Accounts Payable on the Consolidated Balance Sheets.

Equity-settled LTI Plans

For the three months ended March 31, 2018, the Company recorded non-cash share-based compensation expense of $9.1 million (2017  – $8.1 million).

The following table summarizes the cumulative share-based compensation expense recognized to-date which is recorded to Paid-in Capital on the Consolidated Balance Sheets. Unrecognized amounts will be recorded to non-cash share-based compensation expense over the remaining vesting terms.

At March 31, 2018 ($ thousands, except for years)	PSU(1)	RSU	Total
Cumulative recognized share-based compensation expense	$19,446	$6,620	$26,066
Unrecognized share-based compensation expense	13,896	9,984	23,880
Fair value	$33,342	$16,604	$49,946
Weighted-average remaining contractual term (years)	1.9	1.7
(1)	Includes estimated performance multipliers.

ii)Stock Option Plan

The Company suspended the issuance of stock options in 2014. At March 31, 2018, all stock options are fully vested and any related non-cash share-based compensation expense has been fully recognized.

The following table summarizes the stock option plan activity for the three months ended March 31, 2018:

	Number of Options	Weighted Average
Period ended March 31, 2018	(thousands)	Exercise Price
Options outstanding, beginning of year	5,486	$18.25
Exercised	(105)	13.66
Forfeited	(19)	22.71
Expired	(638)	30.20
Options outstanding, end of period	4,724	$16.72
Options exercisable, end of period	4,724	$16.72

At March 31, 2018, Enerplus had 4,723,746 options that were exercisable at a weighted average exercise price of $16.72 with a weighted average remaining contractual term of 1.5 years, giving an aggregate intrinsic value of $2.2 million (2017  – 2.3 years and nil). The intrinsic value of options exercised for the three months ended March 31, 2018 was $0.2 million (March 31, 2017 – nil).

ENERPLUS 2018 Q1 REPORT              31

c)Basic and Diluted Net Income/(Loss) Per Share

Net income/(loss) per share has been determined as follows:

	Three months ended March 31,
(thousands, except per share amounts)	2018	2017
Net income/(loss)	$29,637	$76,293

Weighted average shares outstanding – Basic	243,874	241,285
Dilutive impact of share-based compensation	5,317	5,073
Weighted average shares outstanding – Diluted	249,191	246,358
Net income/(loss) per share
Basic	$0.12	$0.32
Diluted	$0.12	$0.31

15)FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a)Fair Value Measurements

At March 31, 2018, the carrying value of cash, accounts receivable, accounts payable, and dividends payable approximated their fair value due to the short-term maturity of the instruments.

At March 31, 2018, senior notes had a carrying value of $688.4 million and a fair value of $697.1 million (December 31, 2017 - $672.4 million and $687.2 million, respectively).

The fair value of derivative contracts and the senior notes are considered a level 2 fair value measurement. There were no transfers between fair value hierarchy levels during the period.

b)Derivative Financial Instruments

The deferred financial assets and liabilities on the Consolidated Balance Sheets result from recording derivative financial instruments at fair value.

The following table summarizes the change in fair value for the three months ended March 31, 2018 and 2017:

	Three months ended March 31,
Gain/(Loss) ($ thousands)	2018	2017	Income Statement Presentation
Electricity Swaps	$(16)	$(117)	Operating expense
Equity Swaps	1,006	(947)	G&A expense
Commodity Derivative Instruments:
Oil	(29,855)	44,358	Commodity derivative
Gas	(757)	6,635	instruments
Total	$(29,622)	$49,929

The following table summarizes the income statement effects of Enerplus’ commodity derivative instruments:

	Three months ended March 31,
($ thousands)	2018	2017
Change in fair value gain/(loss)	$(30,612)	$50,993
Net realized cash gain/(loss)	10,148	6,569
Commodity derivative instruments gain/(loss)	$(20,464)	$57,562

32               ENERPLUS 2018 Q1 REPORT

The following table summarizes the fair values at the respective period ends:

	March 31, 2018			December 31, 2017
	Assets	Liabilities		Assets	Liabilities
($ thousands)	Current	Current	Long-term	Current	Current	Long-term
Electricity Swaps	$—	$16	$—	$—	$—	$—
Equity Swaps	—	1,113	—	—	2,119	—
Commodity Derivative Instruments:
Oil	1,608	49,024	16,727	2,142	26,523	9,907
Gas	953	—	—	1,710	—	—
Total	$2,561	$50,153	$16,727	$3,852	$28,642	$9,907

c)Risk Management

i)Market Risk

Market risk is comprised of commodity price, foreign exchange, interest rate and equity price risk.

Commodity Price Risk:

Enerplus manages a portion of commodity price risk through a combination of financial derivative and physical delivery sales contracts. Enerplus’ policy is to enter into commodity contracts subject to a maximum of 80% of forecasted production volumes net of royalties and production taxes.

The following tables summarize the Corporation’s price risk management positions at May 2, 2018:

Crude Oil Instruments:

Instrument Type(1)	bbls/day	US$/bbl

Apr 1, 2018 – Apr 30, 2018
WTI Swap	5,000	55.38
WTI Purchased Put	15,000	52.90
WTI Sold Call	15,000	61.73
WTI Sold Put	15,000	42.92
WCS Differential Swap (Sale)	1,500	(14.75)
WCS Differential Swap (Purchase)	1,500	(25.50)

May 1, 2018 – May 31, 2018
WTI Swap	6,000	57.20
WTI Purchased Put	15,000	52.90
WTI Sold Call	15,000	61.73
WTI Sold Put	15,000	42.92
WCS Differential Swap (Sale)	3,000	(14.46)

Jun 1, 2018 – Jun 30, 2018
WTI Swap	6,000	57.20
WTI Purchased Put	15,000	52.90
WTI Sold Call	15,000	61.73
WTI Sold Put	15,000	42.92
WCS Differential Swap (Sale)	4,000	(14.62)

Jul 1, 2018 – Sep 30, 2018
WTI Swap	3,000	53.73
WTI Purchased Put	18,000	52.53
WTI Sold Call	18,000	61.22
WTI Sold Put	18,000	42.71
WCS Differential Swap (Sale)	3,000	(14.46)

Oct 1, 2018 – Dec 31, 2018
WTI Swap	3,000	53.73
WTI Purchased Put	20,000	52.48
WTI Sold Call	20,000	61.10
WTI Sold Put	20,000	42.74
WCS Differential Swap (Sale)	3,000	(14.46)

ENERPLUS 2018 Q1 REPORT              33

Jan 1, 2019 – Mar 31, 2019
WTI Swap	3,000	53.73
WTI Purchased Put	16,000	53.69
WTI Sold Call	16,000	63.44
WTI Sold Put	16,000	44.05
WCS Differential Swap (Sale)	1,500	(14.17)

Apr 1, 2019 – Jun 30, 2019
WTI Purchased Put	22,000	54.17
WTI Sold Call	22,000	64.85
WTI Sold Put	22,000	44.26

Jul 1, 2019 – Sep 30, 2019
WTI Purchased Put	22,000	54.17
WTI Sold Call	22,000	64.80
WTI Sold Put	22,000	44.26

Oct 1, 2019 – Dec 31, 2019
WTI Purchased Put	22,000	54.17
WTI Sold Call	22,000	64.85
WTI Sold Put	22,000	44.26

Jan 1, 2020 – Dec 31, 2020
WTI Purchased Put	6,000	56.00
WTI Sold Call	6,000	70.33
WTI Sold Put	6,000	46.67
(1)	Transactions with a common term have been aggregated and presented at a weighted average price/bbl.

Natural Gas Instruments:

Instrument Type(1)	MMcf/day	US$/Mcf

Apr 1, 2018 – Oct 31, 2018
NYMEX Purchased Put	40.0	2.75
NYMEX Sold Call	40.0	3.38

Nov 1, 2018 – Dec 31, 2018
NYMEX Purchased Put	30.0	2.75
NYMEX Sold Call	30.0	3.47
(1)	Transactions with a common term have been aggregated and presented at a weighted average price/Mcf.

Electricity Instruments:

Instrument Type	MWh	CDN$/Mwh

Apr 1, 2018 – Apr 30, 2018
AESO Power Swap(1)	3.0	59.25

May 1, 2018 – Jun 30, 2018
AESO Power Swap(1)	5.0	57.55

Jul 1, 2018 – Aug 30, 2018
AESO Power Swap(1)	2.0	55.00
(1)	Alberta Electrical System Operator (“AESO”) fixed pricing.

Foreign Exchange Risk:

Enerplus is exposed to foreign exchange risk in relation to its U.S. operations, U.S. dollar denominated senior notes, cash deposits and working capital. Additionally, Enerplus’ crude oil sales and a portion of its natural gas sales are based on U.S. dollar indices. To mitigate exposure to fluctuations in foreign exchange, Enerplus may enter into foreign exchange derivatives. At March 31, 2018, Enerplus did not have any foreign exchange derivatives outstanding.

Interest Rate Risk:

As of March 31, 2018, all of Enerplus’ debt was based on fixed interest rates, and Enerplus had no interest rate derivatives outstanding.

34               ENERPLUS 2018 Q1 REPORT

Equity Price Risk:

Enerplus is exposed to equity price risk in relation to its long-term incentive plans detailed in Note 14. Enerplus has entered into various equity swaps maturing 2018 and has effectively fixed the future settlement cost on 470,000 shares at weighted average price of $16.89 per share.

ii)Credit Risk

Credit risk represents the financial loss Enerplus would experience due to the potential non-performance of counterparties to its financial instruments. Enerplus is exposed to credit risk mainly through its joint venture, marketing and financial counterparty receivables.

Enerplus mitigates credit risk through credit management techniques including conducting financial assessments to establish and monitor counterparties’ credit worthiness, setting exposure limits, monitoring exposures against these limits and obtaining financial assurances such as letters of credit, parental guarantees or third party credit insurance where warranted. Enerplus monitors and manages its concentration of counterparty credit risk on an ongoing basis.

Enerplus’ maximum credit exposure at the balance sheet date consists of the carrying amount of its non-derivative financial assets and the fair value of its derivative financial assets. At March 31, 2018, approximately 87% of Enerplus’ marketing receivables were with companies considered investment grade.

Enerplus actively monitors past due accounts and takes the necessary actions to expedite collection, which can include withholding production, netting amounts of future payments or seeking other remedies including legal action. Should Enerplus determine that the ultimate collection of a receivable is in doubt, it will provide the necessary provision in its allowance for doubtful accounts with a corresponding charge to earnings. If Enerplus subsequently determines an account is uncollectable the account is written off with a corresponding charge to the allowance account. Enerplus’ allowance for doubtful accounts balance at March 31, 2018 was $3.5 million  (December 31, 2017 - $3.5 million).

iii)Liquidity Risk & Capital Management

Liquidity risk represents the risk that Enerplus will be unable to meet its financial obligations as they become due. Enerplus mitigates liquidity risk through actively managing its capital, which it defines as debt (net of cash and restricted cash) and shareholders’ capital. Enerplus’ objective is to provide adequate short and long term liquidity while maintaining a flexible capital structure to sustain the future development of its business. Enerplus strives to balance the portion of debt and equity in its capital structure given its current oil and natural gas assets and planned investment opportunities.

Management monitors a number of key variables with respect to its capital structure, including debt levels, capital spending plans, dividends, access to capital markets, and acquisition and divestment activity.

At March 31, 2018, Enerplus was in full compliance with all covenants under the bank credit facility and outstanding senior notes.

16)  CONTINGENCIES

Enerplus is subject to various legal claims and actions arising in the normal course of business. Although the outcome of such claims and actions cannot be predicted with certainty, the Company does not expect these matters to have a material impact on the Consolidated Financial Statements. In instances where the Company determines that a loss is probable and the amount can be reasonably estimated, an accrual is recorded.

17)SUPPLEMENTAL CASH FLOW INFORMATION

a)Changes in Non-Cash Operating Working Capital

	Three months ended March 31,
($ thousands)	2018	2017
Accounts receivable	$(6,637)	$21,672
Other current assets	1,621	(4,311)
Accounts payable	12,485	(6,817)
	$7,469	$10,544

ENERPLUS 2018 Q1 REPORT              35

b)Changes in Other Non-Cash Working Capital

	Three months ended March 31,
($ thousands)	2018	2017
Non-cash financing activities(1)	$26	$16
Non-cash investing activities(2)	44,660	26,322
(1)	Relates to changes in dividends payable and included in dividends on the Consolidated Statements of Cash Flows.
(2)	Relates to changes in accounts payable for capital and office expenditures and included in capital and office expenditures on the Consolidated Statements of Cash Flows.

c)Other

	Three months ended March 31,
($ thousands)	2018	2017
Income taxes paid/(received)	$(85)	$65
Interest paid	3,256	3,644

36               ENERPLUS 2018 Q1 REPORT